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SECURI 08026003 SION

SEC Mail Processing Section

FEB 25 2008

Washington, DC
110

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53218 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMPART FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Doylestown Commerce Center, 2005 S. Easton Road, Suite 202
(No. and Street)

Doylestown (City) PA (State) 18901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer 267-880-1640
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5, (Address) Hynt Valley, (City) MD (State) 21031 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





03/05/08

## OATH OR AFFIRMATION

I, Frank P. Branca, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JENNIFER L. MacFARLAN, Notary Public
Doylestown Boro., Bucks County
My Commission Expires November 9, 2011

Frank P. Branca
Signature

President
Title

Jennifer MacFarlan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

# Independent Auditors' Report

Board of Directors
Rampart Financial Services, Inc.

We have audited the accompanying statement of financial condition of Rampart Financial Services, Inc. as of December 31, 2007 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rampart Financial Services, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-15 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward, P.A.

Smyth & Ward, P.A.
January 28, 2008

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

| | |
|---|---|
| Current Assets: | |
| Cash | $132,198 |
| Commissions receivable | 95,547 |
| Prepaid expenses | 23,177 |
| Total current assets | 250,922 |
| | |
| Fixed Assets: | |
| Equipment | 21,431 |
| Less: accumulated depreciation | ( 21,431) |
| Total fixed assets | --- |
| | |
| Total assets | $250,922 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current Liabilities: | |
| Accounts payable and accrued expenses | $ 95,675 |
| Total liabilities | 95,675 |
| | |
| Contingent liabilities | -- |
| | |
| Stockholders' Equity: | |
| Common stock, no par value, authorized 200 shares; 100 shares outstanding | 100,000 |
| Additional paid-in capital | 100,000 |
| Retained earnings (deficit) | ( 44,753) |
| Total stockholders' equity | 155,247 |
| | |
| Total liabilities and stockholders' equity | $250,922 |

The accompanying notes are in integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Revenues: | |
| Commission income | $ 1,432,743 |
| Other income | 35,000 |
| Total income | 1,467,743 |
| Expenses: | |
| Compensation and benefits | 1,211,661 |
| Communications | 3,389 |
| Regulatory fees | 27,351 |
| Other | 171,481 |
| Total expenses | 1,413,882 |
| Net income | $ 53,861 |

The accompanying notes are an integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

| | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance January 1, 2007 | $100,000 | $100,000 | ($ 98,614) | $101,386 |
| Net income | -- | -- | 53,861 | 53,861 |
| Balance December 31, 2007 | $100,000 | $100,000 | ($ 44,753) | $155,247 |

The accompanying notes are an integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 53,861 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,907 |
| Changes in assets and liabilities: | |
| (Increase) and decrease in prepaid expenses | ( 3,030) |
| (Increase) and decrease in commissions receivable | ( 65,274) |
| Increase and (decrease) in accounts payable and accrued expenses | 59,432 |
| Net cash provided by operating activities | 46,896 |
| Net increase in cash value | 46,896 |
| Cash January 1, 2007 | 85,302 |
| Cash December 31, 2007 | $132,198 |

The accompanying notes are an integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Operations of the Company

The Company was incorporated in Pennsylvania on March 14, 1997. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is also registered to distribute insurance products in various states.

### Management Estimates

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require Management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

### Revenue Recognition

The Company is engaged in the business of distributing variable and traditional insurance products and shares of registered investment companies. Transactions are completed on an agency basis. Revenue is recognized after the transaction is settled with the issuer.

### Office Equipment

Office equipment is recorded at cost. Depreciation of office equipment is determined by use of the straight line method (accelerated method for income tax purposes) over the useful life of the asset, 5 - 7 years. The depreciation expense for the year was $1,907.

### Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking accounts.

### Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### Accounts Receivable

Accounts receivable represents agency commissions earned in transactions that occurred prior to and paid after December 31, 2007.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

### Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation for Federal and State purposes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

## B. OTHER INCOME

The Company received $35,000 from the Financial Industry Regulatory Authority as a result of the merger between the National Association of Securities Dealers and the New York Stock Exchange. Now the regulatory agency monitoring the Broker Dealer is the Financial Industry Regulatory Authority (FINRA).

## C. PENSION PLAN

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company funded $403 to the Plan for the year ended December 31, 2007, which were matching contributions.

## D. RELATED PARTY

The Company utilizes part of the office space leased by an affiliated company. The affiliated company is committed to leasing the office space for two years as of December 31, 2007. The Company has an agreement to pay rent equal to 25% of the total rent to the affiliated company on a month to month basis. The total rent paid for 2007 was $30,804.

The Company received commissions based on agency transactions. Approximately 45 per cent of the commissions received and paid related to business generated from affiliated companies in 2007.

The affiliated companies (Branca Rampart Agency, Rampart Agency, Inc., Rampart Smith Agency, Inc. and Producer's Advantage, Inc.) are insurance agencies owned by the owners of Rampart Financial Services, Inc. These insurance agencies sell life and disability insurance products and annuities.

## E. CREDIT RISK

The Company has concentrated its credit risk by maintaining deposits in various banks which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed by any significant credit risk to cash.

## F. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2007, the Company's net capital was $132,070 which exceeded the capital requirements of $6,378 by $125,692 and its net capital ratio was 0.72 to 1.

SCHEDULE I

RAMPART FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

| | |
|---|---|
| Net Capital: | |
| Total stockholders' equity | $155,247 |
| Deductions and/or changes: | |
| Total non-allowable assets – prepaid expenses | 23,177 |
| Net capital before haircuts on securities positions | 132,070 |
| Haircuts on securities | -- |
| Net capital | $132,070 |

SCHEDULE I

RAMPART FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE
SECURITES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

| | |
|---|---|
| AGGREGATE INDEBTEDNESS: | |
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 95,675 |
| Total aggregate indebtedness | $ 95,675 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS: | |
| Minimum net capital required | $ 6,378 |
| Excess net capital | $125,692 |
| Excess net capital at 100% | $125,502 |
| Ratio: Aggregate indebtedness to net capital | 0.72 to 1 |

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Rampart Financial Services, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

SCHEDULE II

RAMPART FINANCIAL SERVICES, INC.

RECONCILIATION BETWEEN AUDTED AND UNADUITED
STATEMENTS OF FINANCIAL CONDIITON

AS OF DECEMBER 31, 2007

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2007.

SCHEDULE III

RAMPART FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).

SCHEDULE IV

RAMPART FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSIONS

AS OF DECEMBER 31, 2007

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Rampart Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rampart Financial Services, Inc. (the Company), for the period ended December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of the expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objective of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward, P.A.

Smyth & Ward, P.A.
January 28, 2008



END